Mail Stop 3561

October 16, 2008

Mr. Matthew L. Schissler
Chief Executive Officer
501 Santa Monica Blvd.
Suite 700
Santa Monica, CA 90401

      Re: **Cord Blood America, Inc.**
              Form 10-KSB for Fiscal Year Ended
              December 31, 2007
              Filed April 15, 2008
              File No. 000-50746

Dear Mr. Schissler:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel, and
                Health Care Services